Exhibit 99.3

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News release…

Date: 19 October 2005
Ref: PR442q

Third quarter 2005 operations review

•	The strong operational performance of the first half of the year continued through the third quarter with most operations producing at, or near, capacity.

•	Hamersley shipped record volumes of iron ore. Two shipments were loaded from the new shiploader at Dampier and the Yandicoogina capacity expansion to 36 million tonnes per year was completed. Robe produced record volumes with the expansion of West Angelas capacity to 25 million tonnes per year completed.

•	Kennecott Utah Copper focussed on higher molybdenum grade ore at the expense of mined copper production, to take advantage of the strong market for molybdenum. Third quarter molybdenum production was 21 per cent higher than the record second quarter. Refined copper production returned to normal following the smelter maintenance shut-down in the second quarter.

•	Production of both copper and gold from the Grasberg mine was significantly higher than in the comparative period of 2004 when the operations were ramping-up following the recovery from the 2003 material slippage.

•	Year to date alumina production was 42 per cent above the first nine months of 2004. Third quarter alumina production was seven per cent lower than the second quarter of 2005. Production from the Comalco Alumina Refinery was adversely affected by a maintenance shut-down brought forward from the fourth quarter. The Boyne Island, Tiwai Point and Bell Bay aluminium smelters all produced record volumes.

•	In September, Rio Tinto approved its 40 per cent share of the development costs of the Cortez Hills gold project in Nevada.

All currency figures in this report are US dollars unless otherwise stated.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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IRON ORE

Rio Tinto share of production (000 tonnes)

	Q3 05	vs Q3 04	vs Q2 05	9 mths 05	vs 9 mths 04
Hamersley	22,183	+12%	–3%	63,685	+18%
Robe River	7,341	+8%	+13%	20,402	+5%
IOC (pellets and concentrate)	2,292	+629%	–7%	6,764	+51%

Demand remained strong for all products in all markets, underlined by the move by POSCO to renew long term sales contracts ahead of their expiry.

Hamersley
Hamersley continued to produce at near-record levels during the quarter and sales were a quarterly record.

Expansion work at Yandicoogina was completed this quarter, taking nameplate capacity to 36 million tonnes per year. Port expansion work at Dampier remained on track for completion in the fourth quarter, with two shipments of fines ore loaded from the new shiploader in early September.

Robe River
Robe produced a record 13.9 million tonnes this quarter, and shipped 13.7 million tonnes.

Expansion work at West Angelas was completed this quarter, taking nameplate capacity to 25 million tonnes per year, coinciding with shipment of the 50 millionth tonne of West Angelas ore from Cape Lambert in September.

Iron Ore Company of Canada
Following record production in the first half of 2005, production in the third quarter was marginally below the second quarter due to the timing of maintenance. Production in the third quarter of 2004 was affected by a ten week labour dispute.

ENERGY

US thermal coal Rio Tinto share of production (000 tonnes)

	Q3 05	vs Q3 04	vs Q2 05	9 mths 05	vs 9 mths 04
Kennecott Energy	28,290	–7%	–2%	86,446	–0%

Third quarter production was marginally below that of the second quarter. As anticipated, shipments were constrained by maintenance on the third party rail line which is expected to continue through the fourth quarter. More than a million tonnes of production from Cordero Rojo was lost as adverse weather conditions resulted in spoil pile instability for a period of six weeks. Year to date production is in line with the corresponding period of 2004 reflecting growth in production at Jacobs Ranch mine and strong demand for the higher energy coals of Spring Creek.

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Australian coal

Rio Tinto share of production (000 tonnes)

	Q3 05	vs Q3 04	vs Q2 05	9 mths 05	vs 9 mths 04
Rio Tinto Coal Australia
Hard coking coal	1,755	–15%	–10%	5,610	+4%
Other coal	7,996	–9%	+10%	23,287	–6%

Although the queue management system at Dalrymple Bay and the capacity balancing system at Newcastle continue to manage effectively the vessel queues at those ports, shipments, and hence production, from the Australian operations continued to be constrained by port and rail capacity.

Production of hard coking coal reflects lower production from Kestrel due to mining through unstable ground conditions. Production at Kestrel had returned to normal by the end of the quarter.

INDUSTRIAL MINERALS

Rio Tinto share of production (000 tonnes)

	Q3 05	vs Q3 04	vs Q2 05	9 mths 05	vs 9 mths 04
Borates	141	–8%	–4%	409	–4%
Titanium dioxide feedstock	327	+11%	–0%	976	+12%

Production of borates was below both the preceding quarter and the corresponding quarter of 2004 reflecting the timing of maintenance. Titanium dioxide feedstock production at QIT and RBM was similar to the preceding quarter but well above the corresponding period of 2004. QIT’s Upgraded Slag (UGS) expansion completed its ramp-up to 325,000 tonnes in line with the commissioning schedule and a further capacity expansion to 375,000 tonnes at a capital cost of $79 million was approved in October 2005. This will come on stream in late 2006.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q3 05	vs Q3 04	vs Q2 05	9 mths 05	vs 9 mths 04
Rio Tinto Aluminium
Bauxite	3,781	+20%	+3%	10,898	+15%
Alumina	725	+37%	–7%	2,214	+42%
Aluminium	216.6	+3%	+2%	638.1	+2%

Bauxite production continued to increase following the earlier completion of the NeWeipa mine expansion.

The new Comalco Alumina Refinery produced 191,000 tonnes in the quarter, 37,000 tonnes below the preceding quarter. The commissioning schedule incorporates a number of maintenance shut-downs, one of which was brought forward from the fourth quarter to implement commissioning modifications to improve plant performance. Both Queensland Alumina Limited (QAL) and Eurallumina continued to experience good process stability. Production from QAL was marginally below the record production of the second quarter. Production from Eurallumina was in line with the preceding quarters.

All aluminium smelters continued to produce at, or near, capacity. All except Anglesey Aluminium achieved record quarterly production.

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COPPER

Rio Tinto share of production

	Q3 05	vs Q3 04	vs Q2 05	9 mths 05	vs 9 mths 04
Kennecott Utah Copper
Mined copper (000 tonnes)	50.2	–21%	–11%	169.0	–11%
Refined copper (000 tonnes)	68.1	+8%	+64%	166.8	–10%
Molybdenum (000 tonnes)	3.9	+170%	+21%	11.0	+177%
Mined gold (000 ozs)	96	+24%	–4%	315	+46%
Refined gold (000 ozs)	92	+24%	+22%	258	+11%

Escondida
Mined copper (000 tonnes)	101.7	+16%	+8%	280.7	+4%

Grasberg JV
Mined copper (000 tonnes)	23.6	+157%	+7%	71.3	+197%
Mined gold (000 ozs)	122	+447%	–13%	422	+784%

Kennecott Utah Copper
In order to capitalise on the continued strong prices, mine production of molybdenum was optimised at the expense of mined copper production. In addition, molybdenum production benefited from improved recoveries following the completion of the moly plant expansion project.

Refined copper production returned to normal in the third quarter following the smelter maintenance shut-down in May 2005.

Escondida
Mined copper production was above both the preceding quarter and the corresponding period of 2004 due to higher grades, throughput and recoveries. The Norte crusher and ore handling system was commissioned in September.

Grasberg
Reflecting variations in grade in the active sections of the pit, production of copper was above and production of gold was below the preceding quarter. Production in the first three quarters of 2004 was affected by the 2003 material slippage event.

Other
Production from Northparkes was 23 per cent above the second quarter. Following a successful ramp-up period, Lift 2 is now the sole source of ore for the mill resulting in higher grades and throughput. Over 70 per cent of the copper production at Palabora is also now sourced from underground production. Rio Tinto approved its share of the development costs of the Cortez Hills gold project. Cortez Hills is part of the Cortez Joint Venture property in Nevada, which is 40 per cent owned by Rio Tinto.

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DIAMONDS

Rio Tinto share of production (000 carats)

	Q3 05	vs Q3 04	vs Q2 05	9 mths 05	vs 9 mths 04
Argyle	5,995	+13%	–36%	24,021	+107%
Diavik	1,306	–4%	–13%	3,865	+6%

Argyle
Although above the third quarter of 2004, production from Argyle was below that of the preceding quarter. Production volumes from Argyle have become more variable as the deepening pit reduces flexibility. Production for the first nine months of the year was significantly above that of 2004 which was also adversely affected by tight mining conditions.

Diavik
The process plant continued to operate at well above design capacity. However, diamond production was lower than the record second quarter due to the lower average grade of ore processed. Pit geometry and mine sequencing dictated the mining of a higher proportion of ore from the lower grade A154N ore body.

EXPLORATION AND EVALUATION
Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the first nine months of 2005 was $168 million compared with $126 million in the first nine months of 2004. Some of this expenditure is charged against business unit earnings.

Exploration drilling continued on copper targets in Chile, Peru, and in the US. Diamond exploration continued in Canada, Botswana, Mauritania, India and Brazil. Iron ore exploration continued in the Hamersley Basin (Western Australia) and in west Africa. Exploration for thermal and coking coal opportunities continued in southern Africa, Australia and Canada. At La Sampala (nickel, Indonesia), negotiations for a Contract of Work have commenced.

Brownfield exploration is underway at a number of Rio Tinto businesses, with notable efforts to expand resources continuing in the Pilbara, at Kennecott Utah Copper, on the Freeport and Cortez Joint Ventures, at Greens Creek and at Northparkes.

Evaluation work continued at Eagle (nickel/copper, US), Sari Gunay (gold, Iran), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina) and Simandou (iron ore, Guinea).

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For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Maria Darby-Walker	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7725 036 544	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309
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Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

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RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

		QUARTER			NINE MONTHS		% CHANGE

		2004	2005	2005	2004	2005	Q3 05	Q3 05	9 Mths 05
		Q3	Q2	Q3			vs	vs	vs
							Q2 05	Q3 04	9 Mths 04
Principal Commodities
Alumina	('000 t)	530	779	725	1,560	2,214	–7%	37%	42%
Aluminium	('000 t)	210.4	213.3	216.6	627.4	638.1	2%	3%	2%
Borates	('000 t)	153	146	141	428	409	–4%	–8%	–4%
Coal – hard coking coal	('000 t)	2,070	1,952	1,755	5,371	5,610	–10%	–15%	4%
Coal – other Australian	('000 t)	8,803	7,298	7,996	24,688	23,287	10%	–9%	–6%
Coal – US	('000 t)	30,398	28,916	28,290	86,662	86,446	–2%	–7%	0%
Copper – mined	('000 t)	174.7	190.1	195.4	548.2	573.7	3%	12%	5%
Copper – refined	('000 t)	82.5	62.0	89.2	251.5	229.0	44%	8%	–9%
Diamonds	('000 cts)	6,688	10,954	7,349	15,255	28,037	–33%	10%	84%
Gold – mined	('000 ozs)	367	420	376	1,124	1,256	–11%	2%	12%
Gold – refined	('000 ozs)	74	76	92	232	258	22%	24%	11%
Iron ore	('000 t)	27,307	32,166	32,187	78,854	91,972	0%	18%	17%
Titanium dioxide feedstock	('000 t)	296	328	327	873	976	0%	11%	12%

Other Metals & Minerals
Bauxite	('000 t)	3,157	3,674	3,781	9,496	10,898	3%	20%	15%
Lead – mined	('000 t)	3.4	3.3	2.5	21.8	9.2	–26%	–27%	–58%
Molybdenum	('000 t)	1.5	3.3	3.9	4.0	11.0	21%	170%	177%
Salt	('000 t)	1,271	1,392	1,121	3,661	3,896	–20%	–12%	6%
Silver – mined	('000 ozs)	3,569	3,726	3,197	10,799	10,943	–14%	–10%	1%
Silver – refined	('000 ozs)	854	1,138	830	2,400	2,723	–27%	–3%	13%
Talc	('000 t)	371	363	336	1,088	1,056	–7%	–9%	–3%
Uranium	(tonnes)	1,610	1,352	1,799	4,398	4,744	33%	12%	8%
Zinc – mined	('000 t)	10.7	10.4	8.1	62.1	28.5	–22%	–24%	–54%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

Third Quarter 2005 Operations Review	Page 7

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RIO TINTO SHARE OF PRODUCTION

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2004	2004	2005	2005	2005	2004	2005

ALUMINA
Production ('000 tonnes)
Comalco Alumina Refinery (a)	100%	–	175	196	228	191	–	616
Eurallumina	56%	155	154	148	150	150	444	448
Queensland Alumina	39%	375	342	366	401	384	1,116	1,151

Rio Tinto total alumina production		530	671	710	779	725	1,560	2,214

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%	18.9	18.4	18.2	18.2	18.3	55.4	54.7
Bell Bay	100%	38.2	41.2	42.8	43.5	43.9	120.9	130.2
Boyne Island	59%	82.0	79.1	79.5	81.6	82.4	242.2	243.5
Tiwai Point	79%	71.2	70.4	67.8	70.0	72.0	209.0	209.8

Rio Tinto total aluminium production		210.4	209.1	208.3	213.3	216.6	627.4	638.1

BAUXITE
Production ('000 tonnes)
Boké (b)	0%	–	–	–	–	–	179	–
Weipa	100%	3,157	3,333	3,443	3,674	3,781	9,317	10,898

Rio Tinto total bauxite production		3,157	3,333	3,443	3,674	3,781	9,496	10,898

BORATES
Borates ('000 tonnes B2O3 content)
Rio Tinto total borate production	100%	153	137	122	146	141	428	409

COAL – HARD COKING
Rio Tinto Coal Australia (c) ('000 tonnes)
Hail Creek Coal (d)	82%	1,376	1,100	1,136	1,223	1,208	3,532	3,568
Kestrel Coal	80%	693	289	766	729	547	1,838	2,042

Rio Tinto total hard coking coal production		2,070	1,389	1,902	1,952	1,755	5,371	5,610

COAL – OTHER *
Rio Tinto Coal Australia (c) ('000 tonnes)
Bengalla	30%	526	295	433	386	366	1,313	1,185
Blair Athol Coal	71%	2,169	2,157	1,892	1,789	1,994	6,555	5,675
Hunter Valley Operations	76%	2,671	2,762	2,525	2,292	2,259	7,284	7,076
Kestrel Coal	80%	173	61	160	227	143	438	530
Mount Thorley Operations	61%	593	573	597	648	664	1,576	1,909
Tarong Coal	100%	1,888	1,651	1,784	1,334	1,804	5,352	4,922
Warkworth	42%	783	757	602	622	766	2,169	1,991

Total Australian other coal		8,803	8,255	7,993	7,298	7,996	24,688	23,287

Kennecott Energy ('000 tonnes)
Antelope	100%	7,152	7,229	6,687	6,788	7,287	19,699	20,761
Colowyo	(e)	1,494	1,412	1,315	1,315	1,219	4,376	3,848
Cordero Rojo	100%	9,023	9,358	9,170	8,736	7,687	25,874	25,592
Decker	50%	1,104	1,235	540	872	841	2,680	2,254
Jacobs Ranch	100%	8,833	8,792	9,032	8,188	8,014	26,187	25,233
Spring Creek	100%	2,791	3,046	2,497	3,018	3,243	7,845	8,758

Total US coal		30,398	31,072	29,240	28,916	28,290	86,662	86,446

Rio Tinto total other coal production		39,201	39,327	37,233	36,214	36,286	111,350	109,732

COPPER
Mine production ('000 tonnes)
Bingham Canyon	100%	63.3	73.9	62.1	56.7	50.2	189.8	169.0
Escondida	30%	87.5	91.8	84.9	94.1	101.7	270.3	280.7
Grasberg – FCX (f)	0%	–	–	–	–	–	5.5	–
Grasberg – Joint Venture (f)	40%	9.2	24.0	25.7	22.0	23.6	24.0	71.3
Neves Corvo (g)	0%	–	–	–	–	–	23.0	–
Northparkes	80%	6.0	7.4	8.6	9.5	11.8	16.6	29.9
Palabora (h)	49%	8.7	7.9	6.9	7.7	8.2	18.9	22.7

Rio Tinto total mine production		174.7	204.9	188.2	190.1	195.4	548.2	573.7

Refined production ('000 tonnes)
Atlantic Copper (f)	0%	–	–	–	–	–	7.0	–
Escondida	30%	11.4	11.6	11.4	11.2	10.2	34.1	32.7
Kennecott Utah Copper	100%	63.1	61.6	57.2	41.5	68.1	185.2	166.8
Palabora (h)	49%	8.0	8.0	9.2	9.3	10.8	25.3	29.4

Rio Tinto total refined production		82.5	81.1	77.8	62.0	89.2	251.5	229.0

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
* Coal - other includes thermal coal and semi-soft coking coal.
See footnotes on page 10.

Third Quarter 2005 Operations Review	Page 8

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RIO TINTO SHARE OF PRODUCTION (continued)

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2004	2004	2005	2005	2005	2004	2005

DIAMONDS
Production (’000 carats)
Argyle	100%	5,328	9,011	8,633	9,393	5,995	11,610	24,021
Diavik	60%	1,358	901	1,049	1,509	1,306	3,644	3,865
Murowa (i)	78%	2	34	51	52	48	2	151

Rio Tinto total diamond production		6,688	9,946	9,733	10,954	7,349	15,255	28,037

GOLD
Mine production (’000 ounces)
Barneys Canyon	100%	5	5	4	4	4	16	13
Bingham Canyon	100%	72	109	115	95	92	200	302
Cortez/Pipeline	40%	105	87	88	110	89	334	287
Escondida	30%	16	15	16	13	13	50	42
Grasberg - FCX (f)	0%	–	–	–	–	–	14	–
Grasberg - Joint Venture (f)	40%	22	35	159	140	122	48	422
Greens Creek	70%	15	14	15	14	11	46	39
Kelian (j)	90%	64	90	31	8	–	205	38
Lihir (k)	14%	22	24	15	19	E 27	63	E 61
Morro do Ouro (l)	0%	24	23	–	–	–	73	–
Northparkes	80%	14	18	10	11	12	45	33
Rawhide	51%	6	6	6	5	3	19	14
Rio Tinto Zimbabwe (m)	0%	–	–	–	–	–	6	–
Others	–	1	1	2	2	2	5	5

Rio Tinto total mine production		367	428	460	420	376	1,124	1,256

Refined production (’000 ounces)
Kennecott Utah Copper	100%	74	68	90	76	92	232	258

IRON ORE
Production (’000 tonnes)
Channar	60%	1,623	1,312	1,524	1,311	1,371	4,543	4,206
Corumbá	100%	352	375	377	372	371	926	1,121
Eastern Range	(n)	1,050	1,272	1,295	1,831	1,897	1,698	5,024
Hamersley	100%	17,140	17,587	15,836	19,704	18,915	47,819	54,455
Iron Ore Company of Canada (o)	59%	315	2,058	2,014	2,459	2,292	4,483	6,764
Robe River	53%	6,828	6,299	6,572	6,489	7,341	19,384	20,402

Rio Tinto total mine production		27,307	28,903	27,618	32,166	32,187	78,854	91,972

LEAD
Mine production (’000 tonnes)
Greens Creek	70%	3.4	3.4	3.4	3.3	2.5	10.6	9.2
Zinkgruvan (p)	0%	–	–	–	–	–	11.2	–

Rio Tinto total mine production		3.4	3.4	3.4	3.3	2.5	21.8	9.2

MOLYBDENUM
Mine production (’000 tonnes)
Bingham Canyon	100%	1.5	2.8	3.9	3.3	3.9	4.0	11.0

NICKEL
Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress (m)	0%	–	–	–	–	–	1,619	–

SALT
Production (’000 tonnes)
Dampier Salt	65%	1,271	1,131	1,383	1,392	1,121	3,661	3,896

SILVER
Mine production (’000 ounces)
Bingham Canyon	100%	947	1,121	1,140	1,050	884	2,462	3,074
Escondida	30%	404	427	434	439	505	1,297	1,377
Grasberg - FCX (f)	0%	–	–	–	–	–	79	–
Grasberg - Joint Venture (f)	40%	135	583	118	249	280	201	646
Greens Creek	70%	1,813	1,664	2,120	1,797	1,313	5,157	5,229
Zinkgruvan (p)	0%	–	–	–	–	–	651	–
Others	–	270	235	209	193	216	952	617

Rio Tinto total mine production		3,569	4,031	4,020	3,726	3,197	10,799	10,943

Refined production (’000 ounces)
Kennecott Utah Copper	100%	854	944	755	1,138	830	2,400	2,723

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 10. E = Estimated number.

Third Quarter 2005 Operations Review	Page 9

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RIO TINTO SHARE OF PRODUCTION (continued)

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2004	2004	2005	2005	2005	2004	2005

TALC
Production (’000 tonnes)
Luzenac Group	100%	371	354	357	363	336	1088	1,056

TIN
Mine production (tonnes)
Neves Corvo (g)	0%	–	–	–	–	–	59	–

TITANIUM DIOXIDE FEEDSTOCK
Production (’000 tonnes)
Rio Tinto Iron & Titanium	100%	296	319	321	328	327	873	976

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	931	1,026	1,001	855	1,087	2,491	2,944
Rössing	69%	679	549	592	497	712	1,907	1,801

Rio Tinto total uranium production		1,610	1,575	1,593	1,352	1,799	4,398	4,744

ZINC
Mine production (’000 tonnes)
Greens Creek	70%	10.7	11.7	10.0	10.4	8.1	32.4	28.5
Zinkgruvan (p)	0%	–	–	–	–	–	29.7	–

Rio Tinto total mine production		10.7	11.7	10.0	10.4	8.1	62.1	28.5

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. See footnotes below.

Production data notes

(a)	Comalco Alumina Refinery started production in the fourth quarter of 2004.
(b)	Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.
(c)	Rio Tinto Coal Australia manages all the operations below; including the mines which were previously reported separately under the Coal & Allied name.
(d)	Rio Tinto reduced its shareholding in Hail Creek from 92.0% to 82.0% on 15 November 2004.
(e)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.
(f)	From mid 1995 until 30 March 2004, Rio Tinto held 23.93 million shares of Freeport-McMoRan-Copper & Gold (FCX) common stock from which derived a share of production. This interest was sold to FCX on 30 March 2004. Also, through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(g)	Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.
(h)	During September 2005, the conversion of debentures into ordinary shares resulted in a slight dilution of Rio Tinto's shareholding in Palabora from 49.2% to 49.0%.
(i)	Ore mining and processing at Murowa commenced during the third quarter of 2004.
(j)	Kelian ceased processing ore on the 7 February 2005 and the final gold pour was on 27 May 2005.
(k)	Rio Tinto's share of gold production includes an estimate of the production from the Lihir gold mine for the third quarter of 2005. The actual third quarter production, which may be different from the figure in this report, will be announced by Lihir Gold on 31 October 2005. The estimate in this report is based on the indicative third quarter 2005 production as previously disclosed in the Lihir Gold Limited's Second Quarter Mining and Exploration Report (published 25 July 2005). Rio Tinto reached agreement with Lihir Gold to relinquish its management agreement with Lihir, effective from October 2005.
(l)	Rio Tinto sold its interest in Morro do Ouro on the 31 December 2004. Production data are shown up to the date of sale.
(m)	As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.
(n)	Rio Tinto's share of production includes 100% of the production from the Eastern Range mine, which commenced production in March 2004. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
(o)	Rio Tinto sold its 19% interest in the Labrador Iron Ore Royalty Income Fund on 23 March 2005. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.
(p)	Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 30 September 2005.

Third Quarter 2005 Operations Review	Page 10

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2004	2004	2005	2005	2005	2004	2005

ALUMINIUM

Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production ('000 tonnes)		3,157	3,333	3,443	3,674	3,781	9,317	10,898
Metal grade bauxite shipments ('000 tonnes)		3,213	3,242	3,466	3,472	3,979	9,056	10,917
Calcined bauxite production ('000 tonnes)		45	44	32	42	34	125	108
Boké mine (a)	0.0%
Guinea
Bauxite production ('000 tonnes)		–	–	–	–	–	5,773	–
Comalco Alumina Refinery (b)	100.0%
Queensland, Australia
Alumina production ('000 tonnes)		–	175	196	228	191	–	616
Eurallumina refinery	56.2%
Sardinia, Italy
Alumina production ('000 tonnes)		275	274	264	267	267	790	798
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production ('000 tonnes)		971	887	948	1,038	995	2,891	2,980
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production ('000 tonnes)		37.2	36.1	35.6	35.8	35.8	108.6	107.2
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production ('000 tonnes)		38.2	41.2	42.8	43.5	43.9	120.9	130.2
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production ('000 tonnes)		135.8	135.8	132.5	136.1	137.9	404.8	406.4
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production ('000 tonnes)		88.7	88.6	85.4	87.7	90.2	261.7	263.3

Rio Tinto Aluminium share
Share of primary aluminium sales ('000 tonnes)		208.5	210.2	196.7	215.3	221.6	630.5	633.5

(a)	Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.
(b)	Comalco Alumina Refinery started production in the fourth quarter of 2004.

BORATES

Rio Tinto Borax	100.0%

California, US and Argentina
Borates ('000 tonnes) (a)		153	137	122	146	141	428	409

(a)	Production is expressed as B 2 O 3 content.

Rio Tinto percentage interest shown above is at 30 September 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2005 Operations Review	Page 11

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2004	2004	2005	2005	2005	2004	2005

COAL

Kennecott Energy and Coal Company
Antelope mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		7,152	7,229	6,687	6,788	7,287	19,699	20,761
Colowyo mine	(a)
Colorado, US
Thermal coal production ('000 tonnes)		1,494	1,412	1,315	1,315	1,219	4,376	3,848
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		9,023	9,358	9,170	8,736	7,687	25,874	25,592
Decker mine	50.0%
Montana, US
Thermal coal production ('000 tonnes)		2,209	2,471	1,080	1,745	1,683	5,360	4,507
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,833	8,792	9,032	8,188	8,014	26,187	25,233
Spring Creek mine	100.0%
Montana, US
Thermal coal production ('000 tonnes)		2,791	3,046	2,497	3,018	3,243	7,845	8,758

Total coal production ('000 tonnes)		31,503	32,307	29,780	29,789	29,131	89,342	88,699

Total coal sales ('000 tonnes)		31,503	32,307	29,780	29,789	29,131	89,342	88,699

(a)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

Rio Tinto percentage interest shown above is at 30 September 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2005 Operations Review	Page 12

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2004	2004	2005	2005	2005	2004	2005

COAL (continued)

Rio Tinto Coal Australia (a)
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,737	975	1,430	1,274	1,208	4,337	3,912
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production ('000 tonnes)		3,045	3,027	2,655	2,512	2,799	9,202	7,966
Hail Creek Coal mine (b)	82.0%
Queensland, Australia
Hard coking coal production ('000 tonnes)		1,496	1,264	1,386	1,492	1,473	3,840	4,351
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production ('000 tonnes)		2,838	3,340	2,765	2,497	2,429	7,831	7,690
Semi-soft coking coal production ('000 tonnes)		689	308	570	530	555	1,790	1,656
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		216	76	200	283	179	548	662
Hard coking coal production ('000 tonnes)		867	361	957	912	683	2,298	2,552
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production ('000 tonnes)		722	817	718	612	836	1,946	2,166
Semi-soft coking coal production ('000 tonnes)		258	129	268	458	261	656	986
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		1,888	1,651	1,784	1,334	1,804	5,352	4,922
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,381	1,560	1,380	1,335	1,736	3,992	4,451
Semi-soft coking coal production ('000 tonnes)		479	239	50	145	85	1,163	280

Total hard coking coal production ('000 tonnes)		2,363	1,625	2,343	2,403	2,157	6,138	6,903

Total hard coking coal sales ('000 tonnes)		2,226	1,734	1,973	2,312	1,557	5,130	5,842

Total other coal production ('000 tonnes) (c)		13,254	12,122	11,821	10,979	11,891	36,817	34,691

Total other coal sales ('000 tonnes) (d) (e)		13,249	11,526	12,409	10,813	12,424	37,254	35,646

Total coal production ('000 tonnes)		15,616	13,748	14,164	13,382	14,048	42,954	41,595

Total coal sales ('000 tonnes)		15,475	13,260	14,382	13,126	13,981	42,384	41,489

Rio Tinto Coal Australia share

Share of hard coking coal sales ('000 tonnes)		1,948	1,481	1,608	1,881	1,268	4,506	4,757

Share of other coal sales ('000 tonnes) (d) (e)		8,882	7,767	8,306	7,241	8,399	25,037	23,946

(a)	Rio Tinto Coal Australia manages all the operations below; the mines in New South Wales were previously reported separately under the Coal & Allied name.
(b)	Rio Tinto reduced its shareholding in Hail Creek from 92.0% to 82.0% on 15 November 2004.
(c)	Other coal production includes thermal coal and semi-soft coking coal.
(d)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).
(e)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 30 September 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2005 Operations Review	Page 13

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2004	2004	2005	2005	2005	2004	2005

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore treated ('000 tonnes)		20,637	20,925	19,913	21,725	22,255	61,453	63,893
Average copper grade (%)		1.47	1.47	1.41	1.51	1.59	1.52	1.51
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		256.8	265.1	241.1	277.8	304.4	780.5	823.3
Contained gold ('000 ounces)		53	51	55	44	42	166	140
Contained silver ('000 ounces)		1,347	1,424	1,446	1,462	1,682	4,323	4,590

Oxide ore treated ('000 tonnes)		3,996	4,282	4,236	4,218	4,214	11,361	12,669
Average copper grade (%)		0.87	0.96	0.99	0.85	0.82	1.06	0.89
Contained copper in leachate/mined material ('000 tonnes)		35	41	42	36	35	121	112

Refined production:
Oxide plant production ('000 tonnes)		38.0	38.5	37.9	37.2	34.1	113.6	109.2

Freeport-McMoRan Copper & Gold (a)
Grasberg mine	0.0%	(40.0% of the expansion)
Papua, Indonesia
Ore treated ('000 tonnes)		17,845	21,142	17,946	19,271	19,899	46,608	57,116
Average mill head grades:
Copper (%)		0.83	1.17	1.14	0.98	1.06	0.73	1.06
Gold (g/t)		0.79	1.20	1.62	1.43	1.16	0.73	1.40
Silver (g/t)		3.74	4.32	5.26	4.54	4.36	3.63	4.70
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		129.7	223.1	183.5	164.1	185.5	293.2	533.1
Gold in concentrates ('000 ounces)		370	684	788	750	609	901	2,146
Silver in concentrates ('000 ounces)		1,199	1,956	1,805	1,576	1,662	3,081	5,042

Sales of payable metals in concentrates: (b)
Copper in concentrates ('000 tonnes)		127.9	213.1	173.0	164.4	179.9	282.5	517.3
Gold in concentrates ('000 ounces)		372	652	743	759	594	872	2,096
Silver in concentrates ('000 ounces)		943	1,490	1,358	1,257	1,284	2,367	3,898

(a) See note (f) on page 10 concerning Rio Tinto's previous direct interest in Freeport-McMoRan Copper & Gold and its continuing 40% interest in the expansion of Grasberg.
(b) Net of smelter deductions.

Atlantic Copper smelter	0.0%
Spain
Concentrates and scrap smelted ('000 tonnes)		–	–	–	–	–	187.1	–
Copper anodes produced ('000 tonnes) (c)		–	–	–	–	–	57.5	–
Copper cathodes produced ('000 tonnes)		–	–	–	–	–	58.4	–
Copper cathode sales ('000 tonnes) (d)		–	–	–	–	–	50.8	–

(c) New metal excluding recycled material.
(d) Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining (a)	90.0%
East Kalimantan, Indonesia
Ore treated ('000 tonnes)		2,057	2,141	826	–	–	6,310	826
Average ore grades:
Gold (g/t)		1.56	2.15	1.68	–	–	1.66	1.68
Silver (g/t)		3.90	4.61	2.29	–	–	3.99	2.29
Production:
Gold ('000 ounces)		71	100	34	8	–	228	43
Silver ('000 ounces)		93	86	27	4	–	209	32
Sales:
Gold ('000 ounces)		76	19	90	10	–	259	100
Silver ('000 ounces)		–	–	–	304	–	148	304

(a) Kelian ceased processing ore on the 7 February 2005 and the final gold pour was on 27 May 2005. Mine closure programmes including reclamation, rehabilitation and sustainable monitoring continue.

Rio Tinto percentage interest shown above is at 30 September 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2005 Operations Review	Page 14

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2004	2004	2005	2005	2005	2004	2005

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled (’000 tonnes)		794	759	823	868	759	2,334	2,449
Leached (’000 tonnes)		9,673	8,619	8,021	5,962	5,725	26,030	19,708
Sold for roasting (’000 tonnes)		107	109	42	72	90	314	203
Average ore grade: gold
Milled (g/t)		5.31	3.82	4.78	5.62	4.81	5.95	5.09
Leached (g/t)		0.70	0.66	0.67	0.60	0.49	0.73	0.60
Sold for roasting (g/t)		6.90	7.95	7.26	6.52	6.73	6.35	6.76
Gold produced (’000 ounces)		264	217	220	274	223	835	718

Greens Creek mine	70.3%
Alaska, US
Ore treated (’000 tonnes)		182	189	168	178	154	541	500
Average ore grades:
Gold (g/t)		5.43	4.95	5.46	5.22	4.71	5.83	5.15
Silver (g/t)		619	533	735	608	527	584	626
Zinc (%)		11.1	10.9	10.8	10.5	9.6	11.2	10.3
Lead (%)		3.9	3.9	4.3	4.1	3.6	4.1	4.0
Metals produced in concentrates:
Gold (’000 ounces)		21	20	21	20	15	66	56
Silver (’000 ounces)		2,580	2,368	3,016	2,557	1,869	7,339	7,442
Zinc (’000 tonnes)		15.3	16.6	14.2	14.7	11.6	46.2	40.5
Lead (’000 tonnes)		4.8	4.8	4.8	4.7	3.5	15.0	13.1

Rawhide mine (a)	51.0%
Nevada, US
Metals produced in doré:
Gold (’000 ounces)		11	12	11	9	7	38	27
Silver (’000 ounces)		111	121	103	88	63	341	254

(a) Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Rio Tinto percentage interest shown above is at 30 September 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2005 Operations Review	Page 15

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2004	2004	2005	2005	2005	2004	2005

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (’000 ounces)		5	5	4	4	4	16	13

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated (’000 tonnes)		11,943	12,219	11,664	11,757	11,875	33,493	35,295
Average ore grade:
Copper (%)		0.58	0.67	0.60	0.53	0.47	0.61	0.53
Gold (g/t)		0.26	0.38	0.42	0.35	0.34	0.26	0.37
Silver (g/t)		2.95	3.60	3.75	3.36	2.81	2.84	3.30
Molybdenum (%)		0.028	0.055	0.063	0.057	0.052	0.025	0.057
Copper concentrates produced (’000 tonnes)		276	291	243	231	193	815	667
Average concentrate grade (% Cu)		22.8	25.3	25.5	24.4	26.0	23.3	25.3
Production of metals in copper concentrates:
Copper (’000 tonnes) (b)		63.3	73.9	62.1	56.7	50.2	189.8	169.0
Gold (’000 ounces)		72	109	115	95	92	200	302
Silver (’000 ounces)		947	1,121	1,140	1,050	884	2,462	3,074
Molybdenum concentrates produced (’000 tonnes):		2.8	5.3	7.1	6.3	7.6	7.6	20.9
Molybdenum in concentrates (’000 tonnes)		1.5	2.8	3.9	3.3	3.9	4.0	11.0

Kennecott smelter & refinery	100.0%
Copper concentrates smelted (’000 tonnes)		288	229	217	224	300	869	742
Copper anodes produced (’000 tonnes) (c)		66.1	54.8	50.4	43.1	68.6	184.7	162.1
Production of refined metal:
Copper (’000 tonnes)		63.1	61.6	57.2	41.5	68.1	185.2	166.8
Gold (’000 ounces) (d)		74	68	90	76	92	232	258
Silver (’000 ounces) (d)		854	944	755	1,138	830	2,400	2,723

(b) Includes a small amount of copper in precipitates.
(c) New metal excluding recycled material.
(d) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (’000 tonnes)		1,270	1,306	1,300	1,360	1,372	3,702	4,032
Average ore grades:
Copper (%)		0.75	0.93	1.06	0.97	1.17	0.75	1.07
Gold (g/t)		0.66	0.59	0.46	0.43	0.47	0.69	0.45

Copper concentrates produced ('000 tonnes)		21.7	25.5	30.2	33.7	39.5	57.5	103.3

Contained copper in concentrates:
Saleable production ('000 tonnes)		7.5	9.3	10.7	11.9	14.7	20.8	37.3
Sales (’000 tonnes) (a)		3.1	6.9	9.4	9.8	11.0	13.1	30.3

Contained gold in concentrates:
Saleable production ('000 ounces)		17.2	22.5	12.5	13.4	15.0	56.9	40.9
Sales (’000 ounces) (a)		11.4	18.1	15.5	9.0	10.6	41.8	35.2

(a) Rio Tinto's 80% share of material from the Joint Venture

Rio Tinto percentage interest shown above is at 30 September 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2005 Operations Review	Page 16

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2004	2004	2005	2005	2005	2004	2005

COPPER & GOLD (continued)

Palabora (a)	49.0%
Palabora mine
South Africa
Ore treated (’000 tonnes)		2,345	2,314	2,156	2,459	2,572	6,343	7,187
Average ore grade: copper (%)		0.75	0.73	0.72	0.71	0.71	0.75	0.71
Copper concentrates produced (’000 tonnes)		64.2	52.2	48.0	48.4	52.9	135.5	149.3
Average concentrate grade: copper (%)		27.7	30.6	29.3	32.2	31.3	28.4	31.0
Copper in concentrates (’000 tonnes)		17.8	16.0	14.1	15.6	16.6	38.4	46.2
Palabora smelter/refinery
New concentrate smelted on site (’000 tonnes)		59.0	67.0	75.2	71.7	75.2	186.5	222.2
New copper anodes produced (’000 tonnes)		14.4	17.3	20.0	19.4	22.7	49.9	62.0
Refined new copper produced (’000 tonnes)		16.2	16.2	18.7	19.0	22.1	51.3	59.8
By-products:
Magnetite concentrate (’000 tonnes)		144	165	201	189	267	409	657
Refined nickel sulphate (tonnes)		36	41	34	57	37	126	129
Vermiculite plant
Vermiculite produced (’000 tonnes)		53	51	48	54	53	143	155

(a) During September 2005, the conversion of debentures into ordinary shares resulted in a slight dilution of Rio Tinto's shareholding, from 49.2% to 49.0%.

Rio Tinto Brasil Limitada
Morro do Ouro mine (a)	0.0%
Minas Gerais, Brazil
Ore treated (’000 tonnes)		4,409	4,163	–	–	–	13,179	–
Average ore grade: gold (g/t)		0.44	0.46	–	–	–	0.45	–
Refined gold produced (’000 ounces)		47.69	45.94	–	–	–	142.46	–

(a) Rio Tinto sold its interest in Morro do Ouro on 31 December 2004. Production data are shown up to the date of sale.

Rio Tinto Zimbabwe (a)
Renco mine	0.0%
Zimbabwe
Ore treated (’000 tonnes)		–	–	–	–	–	146	–
Average ore grade: gold (g/t)		–	–	–	–	–	3.30	–
Total gold produced (’000 ounces)		–	–	–	–	–	11	–

(a) As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

Somincor (a)
Neves Corvo mine	0.0%
Portugal
Total ore treated (’000 tonnes) (b)		–	–	–	–	–	878	–
of which, treated to extract tin (’000 tonnes)		–	–	–	–	–	13	–
Average ore grades:
Copper (%)		–	–	–	–	–	6.04	–
Tin (%)		–	–	–	–	–	1.93	–
Copper production:
Copper concentrates produced (’000 tonnes)		–	–	–	–	–	198.3	–
Copper concentrate grade: copper (%)		–	–	–	–	–	23.7	–
Copper in concentrates produced (’000 tonnes)		–	–	–	–	–	46.9	–
Tin production:
Tin concentrates produced (’000 tonnes)		–	–	–	–	–	0.2	–
Tin concentrate grade: tin (%)		–	–	–	–	–	65.9	–
Tin in concentrates produced (’000 tonnes)		–	–	–	–	–	0.1	–

(a) Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.
(b) Total ore treated for both copper and tin production.

Rio Tinto percentage interest shown above is at 30 September 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2005 Operations Review	Page 17

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2004	2004	2005	2005	2005	2004	2005

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (’000 tonnes)		2,468	2,618	2,342	2,358	2,111	6,958	6,811
AK1 diamonds produced (’000 carats)		5,328	9,011	8,633	9,393	5,995	11,610	24,021

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (’000 tonnes)		560	455	495	612	619	1,495	1,725
Diamonds recovered (’000 carats)		2,263	1,502	1,749	2,515	2,177	6,073	6,441

Murowa Diamonds (a)	77.8%
Zimbabwe
Ore processed (’000 tonnes)		4	27	29	28	49	4	106
Diamonds recovered (’000 carats)		3	44	66	67	61	3	194

(a) Ore mining and processing commenced during the third quarter of 2004.

IRON ORE

Hamersley Iron
Western Australia
Saleable iron ore production (’000 tonnes):
Paraburdoo, Mount Tom Price,
Marandoo, Yandicoogina and Brockman	100.0%	17,140	17,587	15,836	19,704	18,915	47,819	54,455
Channar	60.0%	2,705	2,187	2,540	2,185	2,284	7,572	7,010
Eastern Range	(a)	1,050	1,272	1,295	1,831	1,897	1,698	5,024

Total production (’000 tonnes)		20,895	21,046	19,671	23,720	23,097	57,089	66,489

Total sales (’000 tonnes) (b)		19,822	20,913	20,024	21,885	22,387	55,598	64,297

(a) Rio Tinto owns 54% of the Eastern Range mine which commenced production in March 2004. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada
Newfoundland & Labrador and Quebec in Canada
Carol Lake operations	58.7%
Saleable iron ore production:
Concentrates (’000 tonnes)		0	155	307	745	581	1,070	1,633
Pellets (’000 tonnes)		536	3,349	3,122	3,442	3,322	6,565	9,886
Sales:
Concentrate (’000 tonnes)		238	432	204	612	552	1,206	1,368
Pellets (’000 tonnes)		1,844	2,517	2,344	3,326	2,951	7,324	8,621

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (’000 tonnes) (a)		352	375	377	372	371	926	1,121

(a) Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production (’000 tonnes)		7,643	7,610	7,333	7,574	8,076	22,360	22,983
Sales (’000 tonnes)		7,602	9,260	7,939	7,118	7,802	21,942	22,859
West Angelas mine	53.0%
Western Australia
Saleable iron ore production (’000 tonnes)		5,240	4,276	5,067	4,670	5,775	14,214	15,512
Sales (’000 tonnes)		5,784	4,764	4,932	4,469	5,902	14,462	15,303

Rio Tinto percentage interest shown above is at 30 September 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2005 Operations Review	Page 18

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2004	2004	2005	2005	2005	2004	2005

NICKEL

Rio Tinto Zimbabwe (a)
Empress Nickel refinery	0.0%
Zimbabwe
Production (tonnes)		–	–	–	–	–	2,889	–

(a) As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

SALT

Dampier Salt	64.9%
Western Australia
Salt production ('000 tonnes)		1,957	1,742	2,130	2,144	1,726	5,638	6,000

TALC

The Luzenac Group	100.0%
Australia, Europe, and North America
Talc production ('000 tonnes)		371	355	357	363	336	1,089	1,056

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production ('000 tonnes)		296	319	321	328	327	873	976

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3O8)		1,362	1,500	1,464	1,250	1,590	3,643	4,304

Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3O8)		990	801	863	725	1,038	2,781	2,625

ZINC

Zinkgruvan Mining AB	0.0%
Sweden
Ore treated ('000 tonnes)		–	–	–	–	–	335	–
Average ore grades:
Zinc (%)		–	–	–	–	–	9.6	–
Lead (%)		–	–	–	–	–	3.9	–
Silver (g/t)		–	–	–	–	–	86	–
Production of zinc concentrate ('000 tonnes)		–	–	–	–	–	53.5	–
Production of lead concentrate ('000 tonnes)		–	–	–	–	–	15.8	–

Production of metal in concentrates:
Zinc ('000 tonnes)		–	–	–	–	–	29.7	–
Lead ('000 tonnes)		–	–	–	–	–	11.2	–
Silver ('000 ounces)		–	–	–	–	–	651	–

(a) Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

Rio Tinto percentage interest shown above is at 30 September 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Third Quarter 2005 Operations Review	Page 19

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		Page
Gold (continued)

Morro do Ouro	Brazil	17
Northparkes	Australia	16
Rio Tinto Zimbabwe:		17
-Renco	Zimbabwe	17

Iron Ore

Corumbá	Brazil	18
Hamersley:	Australia	18
-Brockman	Australia	18
-Channar	Australia	18
-Eastern Range	Australia	18
-Marandoo	Australia	18
-Mt Tom Price	Australia	18
-Paraburdoo	Australia	18
-Yandicoogina	Australia	18
Iron Ore Company of Canada	Canada	18
Robe River	Australia	18

Lead/Zinc

Kennecott Minerals:	US	15
-Greens Creek	US	15
Zinkgruvan	Sweden	19

Molybdenum

Bingham Canyon	US	16

Nickel

Empress refinery	Zimbabwe	19

Salt

Dampier Salt	Australia	19

Silver

Bingham Canyon	US	16
Escondida	Chile	14
Grasberg	Indonesia	14
Greens Creek	US	15
Zinkgruvan	Sweden	19

Talc

Luzenac	Australia/Europe/
	US/Canada	19

Tin

Neves Corvo	Portugal	17

Titanium dioxide feedstock

QIT mine and smelter	Canada	19
Richards Bay Minerals mine and
smelter	South Africa	19

Uranium

Energy Resources of Australia	Australia	19
-Ranger	Australia	19
Rössing	Namibia	19

Third Quarter 2005 Operations Review	Page 20